[LETTERHEAD OF HOGAN & HARTSON L.L.P.]
November 7, 2006
BY EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attn: Jay Ingram
RE: Double-Take Software, Inc.
Registration Statement on Form S-1/A
File No. 333-136499
Date Filed: October 4, 2006
Dear Mr. Ingram:
On behalf of Double-Take Software, Inc. (“Company”), this letter is in response to the staff’s letter of comment dated October 26, 2006, with respect to the above-referenced Registration Statement on Form S-1/A (the “Registration Statement”).
In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments. Where indicated below, the Company has included changes to the disclosure in Amendment No. 3 to the Registration Statement, which the Company is filing contemporaneously with this response letter. Please note that the Company effected a 1 for 4.9 reverse split of its common stock on November 3, 2006, and that all common stock amounts in the Company’s response have been proportionately adjusted. We have inserted bracketed references to adjusted stock prices in the staff’s comments for your reference.
We have sent to your attention for delivery on November 8, 2006, courtesy copies of this letter and Amendment No. 3 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

Cover Page
1.	We have reviewed your response to comment 4 of our letter dated September 6, 2006. We believe that the reference to “joint book running managers” on the cover page is inconsistent with the requirements of Rule 421(d). We will not object if this term is used on the back outside cover. In the description of the joint book running manager arrangement provided in the Underwriting section, please explain that the underwriting agreement provides that decisions be made jointly by the book running managers, and briefly describe the most significant decisions of this nature, particularly those which could affect investors.
In response to the staff’s comment, we have removed the term “joint bookrunning managers” from the outside front cover page of the prospectus and moved it to the back outside cover page. We have revised the Underwriting section in accordance with the staff’s comment.
Our Markets and Opportunities, page 1
2.	In response to comment 8 of our letter dated September 6, 2006, you have submitted a copy of the IDC consent to the use of the statements attributed to it. Please file the consent as an exhibit pursuant to Item 601(b)(23) of Regulation S-K.
We have obtained and filed a consent of IDC as Exhibit 99.01 to Amendment No. 3 to the Registration Statement.
Unaudited Pro Forma Financial Information, page 25
3.	Your response to comment 20 of our letter dated September 6, 2006 indicates the $2.2 million dividend payment to the former shareholders of Double-Take EMEA were declared and paid prior to the acquisition and was not part of the purchase price. Please expand to explain why you made this dividend payment to Double-Take EMEA. Clarify what consideration you received in return for this payment.
The $2.2 million dividend payment (€1.7 million) was paid by Sunbelt System Software (now called Double-Take EMEA) to its shareholders prior to the acquisition of it by Double-Take Software, Inc. Double-Take Software, Inc. did not make the dividend payment. No consideration was received by Double-Take Software, Inc. related to this payment. Prior to the acquisition, the shareholders of Double-Take EMEA had the discretion to pay lawful dividends from earnings at any time, and we were aware that they intended to pay out this dividend payment prior to the acquisition.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

4.	We note the reference to “valuations by an independent party”. Please identify the independent part and file its consent to use the information cited.
The McLean Valuation Services Group provided the valuations referenced in this section, and we have identified it in the Registration Statement and have obtained and filed its consent as Exhibit 99.02 to Amendment No. 3 to the Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34
5.	You indicate that you have revised your disclosure in response to comment 23 of our letter dated September 6, 2006; however, it appears you have only revised your disclosure to include a discussion of gross profit. Therefore we reissue prior comment number 23 to request you to revise to discuss the period over period changes in net income in your results of operations discussion. Also, your disclosure should provide a discussion of the impact of your Series B and C Preferred Stock on your statement of operations. Revise to explain the nature of such items and their impact on net loss attributable to common stockholders.
We have revised our disclosure for each period in response to the staff’s comments to discuss the changes in net income as well as the effect of our Preferred Stock on each period.
Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005
Cost of Revenue and Gross Profit, page 36
6.	Your disclosure states, “[w]e expect this cost of software revenue percentage to decrease as Double-Take EMEA sells through the inventory of Double-Take products on hand at May 23, 2006.” Clarify why there will be a change in accounting for cost of sales once the inventory held by Double-Take EMEA is sold. Explain why this change would not have occurred on the acquisition date. Please explain the difference in your policy for recording revenue and cost of revenue though Double-Take EMEA before and after the inventory on hand as of May 23, 2006 is sold.
Prior to Double-Take Software, Inc.’s acquisition of Sunbelt System Software (now called Double-Take EMEA), Sunbelt periodically purchased Double-Take products for inventory. These purchases of inventory by Sunbelt contained no rights of return or price protection and payment was due to Double-Take Software, Inc. regardless of whether the inventory was ultimately sold through by Sunbelt to a customer.
At the acquisition date of May 23, 2006, Sunbelt’s inventory of Double Take products was recorded on the balance sheet at its fair value, which approximates cost. As that inventory was sold, the cost was charged to cost of revenue — software licenses. Any inventory purchased by

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

Double-Take EMEA after May 23, 2006 has been recorded as an inter-company transaction that has no net impact on cost of sales when sold by Double-Take EMEA.
The cost of Double-Take products purchased by Double-Take EMEA after May 23, 2006 will be equal to our cost.
Liquidity and Capital Resources
Cash Flows from Operating Activities, page 46
7.	We note your revised disclosure in response to comment 32 of our letter dated September 6, 2006 and reissue and clarify the comment. Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. We refer you to the Commissions “Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” Release No. 33-8350, Section IV.B. For example, your disclosure indicates you had better cash collections from your customers as well as continued growth in your deferred revenue. Your disclosure should explain the reasons for these positive trends when determinable. Your disclosure should also explain how the acquisition of Sunbelt System Software impacted these trends. Did the acquisition of Sunbelt System Software contribute to the growth in deferred revenue? Do you experience better cash collections from Sunbelt System Software sales than through other cannels? Further, we note from your consolidated statements of cash flows on page F-6 that cash flows from accounts payable and accrued expenses changed by approximately $5 million for the six months ended June 30, 2006. Your disclosure should address this material change. Please revise as appropriate.
We have revised our disclosure for each period to discuss the underlying reasons for positive and negative trends in our cash flows, as well as the impact of our acquisition of Double-Take EMEA. We also have revised our disclosure to detail and explain material changes in each period.
Aggregated Option Exercise in the Last Fiscal Year and Fiscal Year-End Option Values, page 67
8.	We reissue comments 38 and 39 of our letter dated September 6, 2006. If you elect to use the “fair market value” to compute option value, then please describe the methodology used to establish the fair market value. Disclosing that the options were valued based on “internal valuation methodologies” is not informative as to the nature of the valuation methodologies

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

used. Similarly uninformative is disclosure indicating that these values primarily based upon internal valuation estimates as well as arm’s-length transactions involving our preferred stock.
We have added disclosure to describe the methodology used to establish fair market value under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation.” A cross reference to this disclosure is included in the footnote to the Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values table to avoid repetition.
Certain Relationships and Related Transactions, page 79
Double-Take EMEA Acquisition and Relationship with Jo Murciano, page 81
9.	We note from your response to comment 41 of our letter dated September 6, 2006, that Mr. Murciano is the President of Double-Take EMEA and a Director and the Chief Executive Officer of Sunbelt Software Distribution. Tell us your consideration of reporting revenue and accounts receivables generated from Sunbelt Software Distribution as related party revenue and accounts receivable on your consolidated Statements of Operations and Balance Sheets, respectively. We refer you to Regulation S-X, Rules 5-03(b)(1) and (2) and 5-02(3)(a)(2). In addition, tell us your consideration of providing the disclosures required by paragraph 2 of SFAS 57. In addition, revise your disclosure to clarify the relationship between Sunbelt System Software and Sunbelt Software Distribution.
We have revised our Statements of Operations and Balance Sheets to reflect that revenue and accounts receivable generated from Sunbelt Software Distribution is related party revenue and accounts receivable. We have revised our disclosure in response to the staff’s comments.
Principal and Selling Stockholders, page 82
10.	We note your responses to our comments 42 and 43 of our letter dated September 6, 2006 and will evaluate your disclosure as it is made. Be advised that we may have additional comments.
We acknowledge the staff’s comment.
Underwriting, page 95
11.	We note your response and revisions to comment 44 of our letter dated September 6, 2006. Disclosure currently indicates that the underwriters’ commitment to purchase the shares

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

“may be terminated in the event of a material adverse change in economic, political or financial conditions.” Because the form of underwriting agreement has yet to be filed, the Staff is not yet able to evaluate your response to the prior comment. Please file the agreement with your next amendment.
We have filed the underwriting agreement as exhibit 1.01 to Amendment No. 3 to the Registration Statement.
Balance Sheets, page F-3
12.	We note that you will provide the pro forma balance sheet data prior to the effectiveness of the offing in response to comment 47 of our letter dated September 6, 2006. Please be advised that we may have comments on your pro forma balance sheet data once the information is included in your financial statements.
We acknowledge the staff’s comment.
Notes to Financial Statements
Note A — Organization and Significant Accounting Policies
[7] Revenue Recognition, page F-9
13.	We note your accounting policy for arrangements that require you to deliver multiple copies of a single license of the same software in response to comment 48 of our letter dated September 6, 2006. Your response indicates that in all cases, you ship all copies to the customer in one shipment and recognize revenue upon shipment. Since the information provided in your response clarifies how you meet the delivery criterion for arrangements that require you to deliver multiple copies of a single license, you should provide such information as disclosure in the notes to your financial statements. Revise your disclosure to include your accounting policy for arrangements that require you to deliver multiple copies of a single license similar to the one provided in your response.
We have added additional language to the “Delivery or performance has occurred” section of the revenue recognition discussion in critical accounting policies and in Note A[7] to the financial statements.
14.	We note that in response to comment 49 of our letter dated September 6, 2006, you removed the reference to “other persuasive evidence” in your footnote disclosure. However, we note your discussion in your revenue recognition critical accounting policies on page 41 still includes reference to “other persuasive evidence.” Please revise your critical accounting

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

policy with this and all other changes made to your footnote disclosures.
We have revised the disclosure in response to the staff’s comment.
15.	Your response to comment 49 of our letter dated September 6, 2006 indicates that you receive a royalty report which documents all licenses shipped in the previous month and calculates the royalty due to you. It also indicates that revenue related to the royalty report is recorded in the month that the license was shipped to the customer. Please clarify how you are able to record revenue in the month the license was shipped if you do not receive the report until the month after the license was shipped. Clarify whether you receive the report soon after the end of the month and are able to record the license sales based on actual licenses shipped or you are required to estimate the amount of licenses shipped in the month and record an entry to revise your estimates to actual in the month you receive the royalty report. In addition, revise your revenue recognition critical accounting policy to discuss the critical accounting estimates involved with software licenses sold through original equipment manufacturers.
Historically, we have received a preliminary report of licenses shipped from the OEM within a week after the end of the month and the final report is contractually due by end of month following shipment. We use the preliminary report to make an estimate of the royalty due from the OEM and record the revenue in the months in which the software products are shipped. If the final royalty report is received from the OEM prior to finalization of the financial statements, the estimate of royalty revenue is replaced with the royalty revenue from the final report. If the final royalty report is not received prior to finalization of the financial statements, we issue statements using the preliminary report and adjust revenue, if necessary, in the following month. Historically, such adjustments have not been significant.
We have revised our description of critical accounting policies and Note A[7] to the financial statements to discuss the estimates involved with recording revenue from OEMs.
16.	We note your response to comment 52 of our letter dated September 6, 2006 and reissue and clarify a portion of the comment. You response states that “a partner knows at the time it places an order the price it will pay for the software and also the price it will pay for the renewal when it comes due.” However, your response does not clarify how your customer knows the amount it will pay for the renewal when it comes due. Clarify whether your arrangements separately reference the price the customer will be required to pay to renew the customer support (i.e. provide a separate dollar amount from the year-one rate). In addition, clarify whether you refer to your customers as partners.
Our customer in most of our sales is the reseller or distributor of our product. We typically refer to the reseller or distributor as our partner. The end user of our products purchases them from our partner and the terms and pricing of these transactions is established between the end user and the

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

partner. We are not directly involved in that portion of the transaction.
These partners have established pricing for all products and services with us that allows them to buy software products and product support at specified standard prices. Therefore, when the partner places an order for our software, which includes first year maintenance, it also knows how much it will be required to pay for renewal support the following year. We use that established renewal rate for that customer to determine the amount of the software sale to defer and recognize ratably over the first year and renewal periods.
17.	Your response to comment 53 of our letter dated September 6, 2006 indicates that many of your customers enter into support arrangements with you for additional years of support when they purchase their software license (in general up to two additional years). Clarify how you establish VSOE of fair value for the multi-year support arrangements. If you establish VSOE of fair value of a three-year support arrangement by reference to a single year renewal rate, clarify how you have determined the renewal term is substantive. We refer you to AICPA Technical Practice Aid 5100.52.
When we sell additional years of support with a software sale, it is priced using the one-year renewal rate multiplied by the number of years of support purchased. Because the one-year renewal rate is used to determine the rate for multiple years of support, the renewal rate and term are considered substantive according to AICPA Technical Practice Aid 5100.52 and this method constitutes VSOE of the support pursuant to the provisions in paragraphs 10 and 57 of SOP 97-2.
Note G — Commitments and Contingencies
[2] Litigation, page F-17
18.	Your response to comment 59 of our letter dated September 6, 2006 indicates you will expense products purchased for re-sale when sold to an end customer and products purchased for internal use as the products are depreciated over their estimated useful lives. Since you are required to make the minimum payments aggregating $2 million in connection with your litigation settlement, tell us how you evaluated the necessity to accrue for this obligation pursuant to paragraph 8 of SFAS 5.
SFAS 5 requires that a loss from a loss contingency be accrued by a charge to income if both of the following conditions are met:
1.	Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more of the future events will occur confirming the fact of the loss.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

2.	The amount of the loss can be reasonably estimated.
At December 31, 2005 and today, we do have an obligation to make payments totaling $2 million related to the litigation settlement. However, we can use the $2 million to purchase products from the other party for internal use or for re-sale to third parties. Our intention is to purchase product for internal use or re-sale and not simply pay the $2 million.
Products purchased for internal use will be capital in nature and recorded as fixed assets and amortized over their estimated useful lives. In that case, there would likely be no loss to record at December 31, 2005 or September 30, 2006 and, if there were a loss, it cannot be reasonably estimated. Therefore, no accrual has been recorded at December 31, 2005 or at September 30, 2006.
Products purchased for re-sale to third parties will likely be sold for at least as much as we pay for them. If that is the case, we will incur no loss at all. Since, in this case, the amount of a potential loss (if there is one) cannot not be reasonably estimated, no accrual was recorded at December 31, 2005 or September 30, 2006.
Note J — Stockholders’ Equity
[1] Redeemable Preferred Stock, page F-21
19.	Your response to comment 61 of our letter dated September 6, 2006 states: “[t]he $66,770 shown for the Series B Preferred shares on the balance sheet is noted as a liquidation preference and not the redemption value.” Explain the difference in the liquidation preference and the redemption value of your Series B Preferred shares. In this respect, your disclosure on page F-22 states that in October 2004 your Series B Preferred shares were amended so it would be “redeemable at the option of the holder on or after November 12, 2006 at a price equal to the Liquidation Preference plus declared but unpaid dividends." In addition, if the liquidation preference is different from the redemption value, explain why you disclose the liquidation preference and not the redemption value on your balance sheet; we refer you to Regulation S-X, Rule 5-02.28(b).
The balance sheet disclosure has been revised to disclose the redemption value. Previously, the balance sheet disclosure indicated the maximum liquidation preference which, as disclosed in Note J[1](b), is 300% of the purchase price.
20.	Your response to comment 62 of our letter dated September 6, 2006 indicates you have amended your disclosure in response to the comment. However, it appears you have only amended to disclose the redemption value in November 2007. Please clarify how you believe this disclosure meets the requirement of Regulation S-X, Rule 5-02.28(c)(2). In addition, your

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

disclosure indicates the redemption value of the Series C Preferred shares in November 2007 is $60,771. This appears to be the redemption value for the Series B Preferred shares. Clarify whether this is also the redemption value for the Series C Preferred shares. If not, revise your disclosure as appropriate.
Regulation S-X, Rule 5-02.28(c)(2) requires disclosure of redemption requirements over the next five years. The only required redemption is a 100% redemption of all preferred shares in November 2007 and that redemption value is disclosed in Note J[1](b) and Note J[1](c).
Our disclosure of the redemption value for both the Series B and Series C shares was erroneous and the disclosure has been corrected.
[4] Stock Option Plans, page F-24
21.	We note your response to comment 64 of our letter dated September 6, 2006. Please address the following additional comments with respect to your response and revised disclosure:
•	We note the McLean Valuation Services Group provided an independent valuation as of December 31, 2005 and June 30, 2006. Tell us what level of assurance the McLean Valuation Services Group gave in their fair value assessment.

•	Please provide us with the objective evidence that supports your determination of fair value of your common stock as determined by your Board of Directors in fiscal year 2005 that supports the $0.31 [$1.52] per share fair value. As part of your response, tell us how the internal valuation estimates were calculated and how the October 2004 preferred stock sale was used to calculate fair value. In addition, tell us how you determined that no reassessment of this estimate was necessary.
We engaged The McLean Valuation Services Group to provide an independent valuation of our common stock as of December 31, 2005 and June 30, 2006. Copies of the valuation reports prepared by The McLean Valuation Services Group as of December 31, 2005 and June 30, 2006 were previously provided to the staff on a supplemental basis. The McLean Valuation Services Group’s valuation reports are not fairness opinions. Rather, the reports provide The McLean Valuation Services Group’s estimate of the fair market value of our common stock as of a particular date. We believe that The McLean Valuation Services Group reports are consistent with the Illustrative Valuation Report included as Appendix M to the American Institute of Certified Public Accountant’s “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (the “Practice Aid”), which provides for the independent valuation specialist to provide an “estimate” of fair value.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

The McLean Valuation Services Group have advised us that the scope of work they performed is customary and appropriate for valuations performed in similar circumstances. Their procedures were conducted in accordance with generally accepted appraisal standards, which is consistent with the substance and principles of valuation standards issued by leading professional organizations, such as: the Appraisal Foundation; National Association of Certified Valuation Analysts; and American Institute of Certified Public Accountants. Such procedures included, but were not limited to:
•	Discussions with upper management regarding Double-Take Software’s strategy and financial results;

•	Analysis of the industry and the economy;

•	Analysis of historic financial statements;

•	Analysis of guideline public companies, if any;

•	Analysis of comparable company transactions, if any;

•	Analysis of the earnings history and projections of Double-Take Software; and

•	Analysis of other pertinent facts and data resulting in the estimate of value
Specifically, The McLean Valuation Services Group’s valuation methodology included an analysis of guideline public companies, comparable company transactions, and the discounted cash from the our forecasts.
In performing their work, The McLean Valuation Services Group relied on various sources of information that were supplied by management, including, but not limited to: financial statements, financial statement forecasts, and other schedules and information. The McLean Valuation Services Group did not audit, compile, or review those financial statements, forecasts, or financial data, nor did they express an opinion or any form of assurance on them. The McLean Valuation Services Group did not perform a site visit of all of our facilities. The Illustrative Valuation Report included as Appendix M to the Practice Aid also includes the following statement, which is similar to the language in The McLean Valuation Services Group report: “As valuation consultants, we have not audited these data and express no opinion or other form of assurance regarding their accuracy of fairness of presentation.”
In the absence of a public trading market, in accordance with paragraph 3 of the Practice Aid, in 2005, the Board of Directors used the “best estimate” method and considered numerous objective and subjective factors to determine the fair value at each option grant date in 2005, including the following factors:
•	In October 2004, we sold 7,717,398 shares of Series C convertible, redeemable,

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

participating, preferred stock (the “Series C Preferred Stock”) at $0.98 per share in a private placement to venture capital investors, which taking into account the effect of the reverse stock split of our common stock on November 3, 2006, is equivalent to $4.80. For purpose of making determinations of the value of the common stock underlying stock options granted in 2005, this was the most recent arms-length transaction involving the sale of our capital stock to third parties. The Board of Directors considered the superior rights and preferences of the Series C Preferred Stock to the common stock, including a cumulative dividend, special voting rights, a liquidation preference, conversion rights and a redemption feature providing the holder the option to require us to redeem the shares after a certain time. The Board of Directors used the enterprise valuation from the Series C Preferred Stock transaction and allocated value to shares of all classes of preferred stock and the common stock based on their relative rights.

•	We experienced significant changes in our senior management team in 2005, including naming Mr. Dean Goodermote as CEO in April 2005. Mr. Goodermote replaced Don Beeler, who has served as our CEO since our inception in 1991.

•	Our financial and operating performance in 2005, including the status of research and product development efforts — specifically the uncertainties surrounding new development projects.

•	Our stage of development and business strategy in 2005, including the delays experienced in rolling out its products and services and uncertainties surrounding new development projects;

•	The ongoing patent litigation against us, which if decided adversely against us would have had a material adverse effect on our business and future prospects. Prior members of senior management had no success in settling the matter. It was not until December 2005 that our new CEO approached the plaintiffs in that case to discuss a settlement. Therefore, it was not until December 2005 that we were aware that there was any reasonable prospect of settling the dispute.

•	The likelihood of achieving a liquidity event for the shares of common stock underlying the stock options granted in 2005, such as an initial public offering or a sale of the Company. Given prevailing market conditions and the ongoing patent litigation, the Board of Directors determined that the likelihood of achieving a liquidity event was remote.
The Board of Directors specifically took into account the following provisions of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock (collectively, the

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

“Preferred Stock”) in determining the fair value of the common stock at the time of the option grants:
•	Upon liquidation or sale of the Company, the holders of Preferred Stock are entitled to receive, in preference to any distribution of assets to holders of common stock, an amount equal to the applicable original issue price plus all declared and unpaid dividends per share on the preferred stock; as of December 30, 2005, the aggregate liquidation preference of the Preferred Stock was approximately $55.1 million.

•	The conversion and anti-dilution provisions of the Preferred Stock and the fact that the Preferred Stock will not automatically convert into common stock unless the implied valuation in the initial public offering of the common stock outstanding on a fully-diluted basis before the offering is at least $200 million.

•	The accrued and unpaid dividends payable to holders of the Preferred Stock prior to the payment of any other dividends.

•	The voting power of the holders of Preferred Stock relative to holders of common stock.
The factors described above, particularly the material ongoing patent litigation, resulted in a high degree of uncertainty as to whether we could achieve our business goals in 2005. As a result of these factors and uncertainties, the Board of Directors determined that the fair market value of the common stock underlying stock options granted in 2005 was $1.52 per share throughout the period. The Board of Directors determined that there were no significant offsetting factors which could justify an increase in the fair market value during 2005. In fact, the Board of Directors believed that it was being conservative by maintaining the fair market value per share at $1.52 during 2005 in light of the uncertainties.
It was not until December 2005 that the outcome of the uncertainties, including the patent litigation, that existed during the first eleven months of 2005 could have been predicted with any certainty. We note that we made no option grants in November or December of 2005.
We note that the Board of Directors, which includes representatives of investors from our prior preferred stock financings, determined that it had the relevant expertise to reasonably estimate the fair market value of our common stock at that time. We believe that the composition of the Board of Directors resulted in an unbiased view of the stock value and produced a reasonable estimate of the fair market value of our common stock.
We have carefully considered the issues relevant to estimating the compensatory element of stock

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

options granted in 2005 for financial reporting purposes. Based on this review, we believe that we have recorded appropriate amounts for stock compensation expense related to the option grants in 2005.
22.	We note from your response to comment 65 of our letter dated September 6, 2006 that you have not determined the midpoint of your IPO offering price range. Please provide the analysis requested in this comment once the midpoint is known. Please be advised that we may have additional comments based on your response. Further, please reconcile and explain the differences between the estimated fair value of the underlying common stock of $0.31 per share in fiscal year 2005 (as determined by your Board of Directors) and $1.44 [$7.06] per share beginning .January 1, 2006 (as determined by the McLean Valuation Services Group). Additionally, clarify why you believe it was appropriate to use the estimated fair market value of your common stock as of June 30, 2006 for all of the options granted in fiscal year 2006. In this respect, clarify why you believe the estimated value as of June 30, 2006 represents the fair value of your stock as of the various grant dates in fiscal year 2006.
We have included the price range on the cover page of the preliminary prospectus included in Amendment No. 3 to the Registration Statement. That range is $9 to $11, having a midpoint of $10. We reviewed the difference between the midpoint of the price range and the Board of Director’s estimates of the fair market value of the common stock underlying stock options granted in 2006 and determined that a reassessment of the fair market value estimates for grants made in 2006 was appropriate based on the midpoint of the price range. As disclosed in Amendment No. 2 to the Registration Statement, we had previously determined that a reassessment was necessary for grants made during the six months ended June 30, 2006. That reassessment resulted in a retrospective estimate that the fair market value of our common stock for purposes of determining the appropriate compensation expense for options granted in 2006 was $7.06 per share. This was based on a number of factors, including the valuation report as of June 30, 2006. Based on a subsequent review using the midpoint of the price range, we modified our retrospective estimate to $7.06 per share for all grants made during the second quarter of 2006 and $9.02 per share for all grants made during the third quarter of 2006. We note that we made no option grants in the first quarter of 2006. Please see the revised discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies- Stock-Based Compensation” for more information on these conclusions.
We reviewed the difference between the midpoint of the price range and the Board of Directors estimates of the fair market value of the common stock underlying stock options granted in 2005 and determined that no reassessment of the fair market value estimates for grants made during the 2005 was appropriate based on the midpoint of the price range. We made this determination based on the factors described in the response to comment 21 above and the fact that the current proposed initial public offering was not considered until the second quarter of 2006. The first meeting with the underwriters for the proposed initial public offering occurred in April 2006.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

23.	Your response to comment 66 of our letter dated September 6, 2006 indicates that you do not believe you are required to file a consent from the McLean Valuation Services Group. However, since you refer to an independent valuation specialist, you are required to identify the expert and include the expert’s consent pursuant to Section 436(b) of Regulation C. Please include this consent in your next amendment.
We have named The McLean Valuation Services Group in our disclosure and have obtained and filed a consent of The McLean Valuation Services Group as Exhibit 99.02 to Amendment No. 3 to the Registration Statement.
Note M — Subsequent Event
[1] Acquisition of Double-Take EMEA, page F-31
24.	We note your response to comment 13 of our letter dated September 6, 2006 and reissue a portion of the comment. Describe for us the process used to identify and value intangible assets acquired in connection with this acquisition and clarify how your process complies with the guidance of SFAS 141, paragraphs 37.e, 39 and A14-A28.
As detailed in SFAS 141, paragraph A14 provides five groups of intangible assets that meet the criteria for recognition apart from goodwill:
•	Marketing-related (trademarks, trade names, internet domain names, etc.);

•	Customer-related (customer contracts, customer relationships, customer lists, etc.);

•	Artistic (books, plays, magazines, pictures, video material, etc.);

•	Contract-based (licensing agreements, royalty agreements, franchise rights, etc.); and

•	Technology-based (patents, computer software, trade secrets, etc.).
Management considered the guidance in paragraphs A14 through A28 and after review of all of the acquired intangible assets identified the following material intangible assets of Sunbelt Systems Software that met the contractual legal criterion of SFAS 141.
•	Marketing-related intangible assets (specifically the exclusive distribution agreement that Sunbelt has in place with Double-Take) and

•	Customer-related intangible assets (specifically the reseller agreements that Sunbelt maintains).
Other intangible assets that were also considered included: trade name; patents; developed technology; in-process research and development; non-compete agreements; and others.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

However, based on a detailed analysis, we did not find any material value to be assigned to other intangible assets.
25.	We note your disclosure here and your revised disclosure in response to comment 15 of our letter dated September 6, 2006 on page 25. Please address the following additional comments with respect to your accounting for contingent consideration:
•	Based on this disclosure, we note you have accrued approximately $3.9 million equal to the “excess of the fair value of the assets acquired and liabilities assumed over the non-contingent portion of the purchase price was accrued in accordance with SFAS No. 141.” Tell us how your accrual of this contingent purchase price complies with paragraphs 25 through 28 of SFAS 141. Clarify how you ascertained that this amount is determinable beyond a reasonable doubt pursuant to paragraph 26 of SFAS 141. Explain whether the contingency period has concluded for the contingent purchase price included in your purchase price allocation.

•	Your response to prior comment number 15 states that the earn-out payments are “contingent consideration based on the level of product purchases made by the acquired company and the payment for those purchases.” Please provide a complete analysis which explains how the total amount of contingent consideration will be determined and how the contingent consideration is determined by contingency period. Clarify whether there is a minimum or maximum amount of contingent consideration which will be paid in total and/or by contingency period. In this respect, your disclosure indicates the total amount of contingent consideration is estimated to be between $10 and $12 million. Clarify how you estimated this amount of total contingent consideration. Provide a schedule of the contingency periods and the amount of contingent consideration estimated per period, if applicable.
Footnote #10 of paragraph 28 of SFAS #141 refers to paragraph 46 of SFAS #141 which provides guidance on accounting for contingent consideration in a business combination if the fair value of the net assets acquired exceeds the cost of the acquired entity. The footnote applies because the fair value of the assets acquired exceeded the cost of the acquired entity. Paragraph 46 indicates that “if a business combination involves a contingent consideration agreement that might result in recognition of an additional element of cost of the acquired entity when the contingency is resolved (a contingency based on earnings), an amount equal to the lesser of the maximum amount of contingent consideration or the excess prior to the pro rata allocation required by paragraph 44 shall be recognized as if it was a liability.” Paragraph 46 does not require that such contingent consideration be determined beyond a reasonable doubt.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

Our purchase of Sunbelt Systems Software involves contingent consideration that is based on the level of payments for Double-Take products made by Sunbelt from January 1, 2006 through December 31, 2007. Since the fair value of the assets of Sunbelt Systems Software exceeded the cost of the acquired entity, an accrual was established for $3.9 million which represented the difference between the fair value of the assets acquired and the cost of the entity prior to contingent consideration. As contingent consideration payments are made to the former shareholders of Sunbelt Systems Software, the accrued liability will be reduced. Once the liability has been reduced to $0, additional contingent consideration payments will be recorded as goodwill.
Payment by us related to our acquisition of Sunbelt Systems Software was structured as follows:
•	$932,000 to be paid to the former shareholders of Sunbelt Systems Software as requested by the former shareholders. This amount was not considered to be contingent consideration and was included in the purchase calculation and was accrued on the acquisition date.

•	Monthly payments to the former shareholders of Sunbelt Systems Software to be calculated based on payments made by Sunbelt Systems Software for software purchases and product support to Double-Take Software from January 1, 2006 through December 31, 2007. For each $1 paid by Sunbelt Systems to us for software products, $0.50 is paid to the former Sunbelt Systems Software shareholders. For each $1 paid by Sunbelt Systems to us for product support, $0.375 is paid to the former Sunbelt Systems Software shareholders. The payments to the former shareholders of Sunbelt Systems are made monthly in the month after payment is made by Sunbelt Systems to Double-Take Software.

There is technically no minimum or maximum contingent consideration. However, since the period over which contingent consideration is calculated began on January 1, 2006 and the acquisition closed on May 23, 2006, the contingent consideration relating the period from January 1, 2006 through April 30, 2006, which totaled $1.1 million, was known at the time of the acquisition and paid to the former Sunbelt shareholders on May 23, 2006. Once the total of contingent consideration reaches $10 million, the amount paid to the former Sunbelt shareholders is reduced from $0.50 for software product related payments to $0.15 and from $0.375 for product support related payments to $0.113.
At the time of the acquisition, $17.4 million was expected to be paid by Sunbelt Systems Software to Double-Take Software from May 24, 2006 through December 31, 2007. Those payments to Double-Take Software would result in a contingent payment of $8.7 million. Additionally, payments to Double-Take Software for support were expected to be $3.9 million which would result in the recognition of contingent consideration in the amount of $1.4 million. The total of the two components of the contingent consideration is $10.1 million which when added to the

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

payment made on May 23 of $1.1 million totals $11.2 million of “expected’ contingent consideration. The range of $10 to $12 million that has been disclosed was based on the “expected” range after giving effect to the chance that the actual amount could be higher or lower than the expected amount.
26.	Your response to comment 16 of our letter dated September 6, 2006 indicates that you entered into compensation agreements in connection with your acquisition of Sunbelt System Software. Please address the following additional comments with respect to your response:
•	Your response indicates the employment agreements are not compensatory in accordance with EITF 95-8. Please provide a full analysis of the factors in EITF 95-8 which supports your conclusion.

•	Clarify why you have not allocated any purchase price consideration to these employee agreements. We refer you to paragraph 37.e and A14.d(9).
Our response letter dated October 4, 2006 was confusing because it implied that we entered into compensation agreements with the former management of Sunbelt System Software. We did not enter into any employment or compensation agreements with any former member of management of Sunbelt Systems Software. We did agree, however, to continue to compensate Sunbelt System Software’s Chairman in the amount and according to terms and conditions that were in effect prior to the closing date (Section 5.7 of the Share Purchase Agreement).
EITF 95-8 notes that the determination of whether contingent consideration based on earnings or other performance measures should be accounted for as an adjustment of the purchase price of the acquired enterprise or as compensation for services, use of property, or profit sharing is a matter of judgment that depends on the relevant facts and circumstances. The following factors or indicators have been considered in making the determination:
•	Linkage of continuing employment and contingent consideration. There is no linkage between the continued employment of the Chairman of Sunbelt System Software (now called Double-Take EMEA), Jo Murciano and the amount or timing of the contingent consideration. Total contingent consideration payable and the portion received by Mr. Murciano will be the same whether or not he remains an employee of Double-Take EMEA. EITF 95-8 indicates that this may indicate that the contingent payments are additional purchase price rather than compensation.

•	Duration of continuing employment: Mr. Murciano is employed by Double-take EMEA but has no obligation to remain an employee for any stipulated period of time. The contingent consideration Mr. Murciano will receive will not change whether or not he is employed by Double-Take EMEA. This situation indicates that the contingent payments are additional purchase price rather than compensation.

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

•	Level of compensation. Mr. Murciano’s compensation including salary and bonus, without taking into account the contingent payments, is reasonable compared to that of other key employees in the combined enterprise and is the same as was in effect prior to the acquisition. Overall, we believe that Mr. Murciano’s compensation level is an indication that the contingent payments are additional purchase price rather than compensation.

•	Contingent payments received by non-employee selling shareholders. The contingent payments are distributed to the selling shareholders in direct relation to their stock holding percentages. There are no adjustments to these percentages whether the selling shareholder is an employee of the new combined entity or not. This is an indication that the contingent payments are additional purchase price rather than compensation.
The factors listed above give a strong basis for considering the contingent payments as additional purchase price rather than compensation.
27.	Your response to comment 17 of our letter dated September 6, 2006 indicates the deferred revenue acquired relates to support and related services that you are obligated to deliver and you value this liability at fair value. Your response further indicates the liability is equal to the expected cost of such services plus a normal profit margin. Clarify whether the fair value of the acquired deferred revenue included in the purchase price allocation is the same as the carrying value of the acquired deferred revenue on the acquisition date. Explain further how you computed the expected cost of providing the services plus the profit margin. Tell us the assumptions used to calculate the expected cost and the profit margin used. In addition, clarify whether you are obligated to provide unspecified upgrades and/or enhancements. If so, tell us your policy for valuing this portion of your deferred revenue; we refer you to paragraph 5 of the EITF 04-11 .
We recorded a liability for deferred revenue upon the acquisition of Sunbelt Systems Software (now called Double-Take EMEA) in accordance with SFAS 141 and EITF 01-3 as we have assumed Sunbelt’s legal obligation to provide services to its customers in connection with prior licensed software product sales. This obligation includes the provision of support services and unspecified upgrades and enhancements on a when-and-if available basis. This liability was recorded at its fair value, which was equal to the carrying value of the acquired deferred revenue on the acquisition date. The carrying value was determined to be fair value since it was derived from actual existing sales of product support to third parties prior to the acquisition date. There were no changes to the pricing of product support or the cost structure of Sunbelt Systems Software after it was acquired by Double-Take Software, Inc., so the margins received on product support remained the same. Therefore, the fair value of the deferred revenue used in the purchase price allocation is the cost to provide the service plus a normal profit margin based on Sunbelt cost structure and pricing. Additionally, the value recorded for the liability is equal to sales price at which such post contract support services continue to be sold to customers. With respect to

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

providing unspecified upgrades and enhancements, no portion of the deferred revenue includes the value of research and development activities as Sunbelt does not perform such activities.
Sunbelt System Software
Notes to the Consolidated Financial Statements
1 — Significant Accounting Policies
Revenue Recognition, page F-42
28.	It appears that revenues earned by Sunbelt Systems Software have been presented on the gross basis. We note from your disclosure on page 31 that, “[s]ales of [y]our software and related services generated 93% of Double-Take EMEA’s revenue in 2005.” Please clarify how Sunbelt Systems Software evaluated the indicators in EITF 99-19 to determine that gross reporting is appropriate for the products and services sold. Please provide a complete analysis which supports the Company’s presentation for software licenses and maintenance and professional services.
EITF 99-19 discusses whether a company should report revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier) because it has earned a commission or fee.
In assessing whether to report the results of operations of Sunbelt Systems Software (Sunbelt) using the gross amount billed or the net amount retained, the following considerations were made:
1.	Whether Sunbelt acted as principal in the transaction.

2.	Whether Sunbelt took title to the products.

3.	Whether Sunbelt has the risks and rewards of ownership, such as the risk of loss for collection, delivery or returns.

4.	Whether Sunbelt acted as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis.
The result of the analysis is discussed below:
1.	Sunbelt did act as the principal in the transaction. Sunbelt was responsible for providing the software and the related installation and support to its customers. The end user ordered the product and services directly from Sunbelt and Sunbelt was responsible for fulfillment

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jay Ingram
November 7, 2006

of the transaction. The supplier (Double-Take Software, Inc.) had no role in any of these functions for any of Sunbelt’s sales.
2.	Sunbelt had the risk associated with inventory. Sunbelt ordered software product from Double-Take from time to time and held that inventory at its offices. Sunbelt took title to the inventory at the time it was shipped by Double-Take Software and assumed all risks associated with it and had no right of return or price protection. Sunbelt fulfilled the orders it received from its customers from inventory on hand (inventory on hand before the product was ordered by a customer).

3.	Sunbelt had latitude in establishing pricing to its end-user customers. Sunbelt established pricing for software, support and professional services as it deemed appropriate. Double-Take Software did not dictate pricing.

4.	Sunbelt had credit risk. Sunbelt assumed credit loss for software sales, product support sales and professional services sales. Sunbelt evaluated the creditworthiness of each of its customers prior to sales and was responsible for collecting the gross amount of the sale from the customer. Additionally, Sunbelt was responsible for paying amounts owed to Double-Take Software in full regardless of whether it collected from its customer.
Based on these factors, Sunbelt determined that it had strong evidence to record its sales of software, maintenance and professional services on a gross basis. Note also that Sunbelt provided professional services using its own staff and did not make any payment to Double-Take related to those sales which reinforces the use of the gross method for those sales.
* * * *
If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 or William I. Intner at (410) 659-2778.
Very truly yours,
/s/ MICHAEL J. SILVER
Michael J. Silver